Exhibit 4.2

OPay Limited

(Incorporated under the laws of the Cayman Islands)

Certificate No.	Ordinary Shares

US$50,000 Share Capital divided into

12,500,000,000 Ordinary shares of par value USD 0.000004 each

THIS IS TO CERTIFY THAT

is the registered holder of

Ordinary Shares in the above-named Company subject to the Memorandum and articles of association thereof.

EXECUTED for and on behalf of the said Company on

DIRECTOR              ——————————————————————